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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                                 US UNWIRED INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    90338R104
                                 (CUSIP Number)

                            E. Michael Greaney, Esq.
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 351-4000
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  April 1, 2002
        (Date of Event Which Requires Filing of Statement on Schedule 13D)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), checking the following box. /__ /


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




                                  SCHEDULE 13D

CUSIP NO. 90338R104                                           Page 2 of 25 Pages

--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Investcorp S.A.
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /__ /
         Not applicable.                                               (b) /__ /
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg
--------------------------------------------------------------------------------
                                      (7)      SOLE VOTING POWER

             NUMBER OF                         None
                                      ------------------------------------------
               SHARES                 (8)      SHARED VOTING POWER
            BENEFICIALLY
              OWNED BY                         6,852,776
                                      ------------------------------------------
                EACH                  (9)      SOLE DISPOSITIVE POWER
             REPORTING
            PERSON WITH                        None
                                      ------------------------------------------
                                      (10)     SHARED DISPOSITIVE POWER

                                               6,852,776
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,852,776
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.3%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 90338R104                                           Page 3 of 25 Pages

--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SIPCO Limited
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /__ /
         Not applicable.                                               (b) /__ /
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                      (7)      SOLE VOTING POWER

             NUMBER OF                         None
                                      ------------------------------------------
               SHARES                 (8)      SHARED VOTING POWER
            BENEFICIALLY
              OWNED BY                         6,852,776
                                      ------------------------------------------
                EACH                  (9)      SOLE DISPOSITIVE POWER
             REPORTING
            PERSON WITH                        None
                                      ------------------------------------------
                                      (10)     SHARED DISPOSITIVE POWER

                                               6,852,776
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,852,776
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.3%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

4


Item 1.           Security and Issuer

         The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of US Unwired Inc. The name of the issuer of such securities is US Unwired Inc., a Louisiana corporation (the "Company"), which has its principal executive offices at 901 Lakeshore Drive, Lake Charles, Louisiana 70601.

Item 2.           Identity and Background

         For information with respect to the identity and background of each director and executive officers of Investcorp and Sipco, see Schedule 1 attached hereto.

         (a)      Name of Person Filing:

                  (i)      Investcorp S.A.

                  (ii)     SIPCO Limited

         (b)      Place of Organization

                  (i)      Luxembourg

                  (ii)     Cayman Islands, B.W.I.

         (c)      Principal Business

                  (i) Investcorp S.A., through its subsidiaries, acts as a principal and intermediary in international investment transactions.

                  (ii) SIPCO Limited is a passive holding company that has no operations and no employees.

         (d)      Address of Principal Business and Principal Office

                  (i)      Investcorp S.A., 37 rue Notre Dame, Luxembourg

                  (ii) SIPCO Limited, West Wind Building, P.O. Box 1111, Harbour Drive, Grand Cayman, Cayman Islands, B.W.I.

         (e)      Legal Proceedings

                  During the last five years, none of Investcorp S.A. ("Investcorp"), SIPCO Limited ("Sipco") or, to the best knowledge of Investcorp and Sipco, any person listed in
                  Schedule 1 attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3.           Source and Amount of Funds or Other Consideration

     The securities referenced in Item 1 are shares of common stock of the Company. On April 1, 2002, pursuant to an Agreement and Plan of Merger, dated as of December 19, 2001 (as amended, the "Merger Agreement"), among the Company, Northeast Unwired Inc., a Delaware corporation ("Merger Sub") and an indirect, wholly-owned subsidiary of the Company, and IWO Holdings, Inc., a Delaware corporation ("IWO"), Merger Sub merged with and into IWO, with IWO continuing as the surviving corporation. Upon consummation of the merger, IWO became an indirect, wholly-owned subsidiary of the Company. By operation of the merger, each outstanding share of IWO was converted into 1.0371 shares of common stock of the Company. All of the shares reported in this filing are the result of the shares of common stock of IWO beneficially owned by Investcorp and Sipco being converted into shares of common stock of the Company pursuant to the merger. A copy of the Merger Agreement is attached as Exhibit (a) to this Schedule 13D.

Item 4.           Purpose of Transaction

     As described in Item 3 above, the securities reported in this filing were issued upon conversion of the shares of IWO common stock that were beneficially owned by Investcorp and Sipco in connection with the merger of an indirect, wholly-owned subsidiary of the Company with and into IWO, with IWO continuing as the surviving corporation. The shares of IWO common stock were originally acquired and were held for investment.

     Except as described below, none of Investcorp, Sipco or, to the best knowledge of Investcorp and Sipco, any of the persons listed in Schedule 1 to this Schedule 13D, has any current plans or proposals that would result in any person acquiring additional or disposing of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries with or into any third entity, the sale or transfer of a material amount of the Company's or any of its subsidiaries' assets to a third party, any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, a material change in the Company's capitalization or dividend structure, any other material change in the Company's corporate structure or business, changes in the Company's certificate of incorporation, bylaws or related instruments, or any action similar to any of the foregoing.

     Investcorp and Sipco may from time to time cease to have beneficial ownership of common stock or of other equity or non-equity securities of the Company, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such dispositions may result from investment decisions by Investcorp, from investment decisions by Investcorp's wholly-owned subsidiaries that indirectly manage the Managed Entities (as defined below), or from decisions by the ultimate beneficial owners of the equity interests in securities of the Company held by the Managed Entities to directly or indirectly terminate or revoke the Management Agreements (as defined below). Without limitation of the foregoing, the parties' intention generally is to explore means to realize favorable returns upon their investment in the shares of common stock and accordingly, on an on-going basis, may seek, evaluate and/or respond to offers to sell or otherwise dispose of the shares of common stock beneficially owned by them, either through open market or privately negotiated transactions. Such transactions may include transfers of the shares of common stock to their ultimate beneficial owners, individual sales on behalf of the ultimate beneficial owners, underwritten offerings of the shares of common stock beneficially owned by Investcorp or Sipco on behalf of more than one of the ultimate beneficial owners thereof, and dispositions through negotiated transactions that result in a third party's acquisition of some or all of the shares of common stock. Investcorp and Sipco reserve the right to take any action with respect to the Company or any of its equity securities or non-equity securities in any manner permitted by law.

     As described in Item 6 below, pursuant to the Merger Agreement, the Company appointed one member of its board of directors designated by Investcorp for a term to expire at the Company's 2004 annual meeting of stockholders, such appointment to take effect at the next meeting of the Company's board of directors or other board action to occur after the effective time of the merger. As described in Item 6 below, Investcorp is entitled pursuant to the Merger Agreement to nominate (and the Company will cause to be nominated and use its reasonable best efforts to cause to be elected) a number of directors of the Company according to the level of ownership of the Company's common stock by Investcorp Investment Equity Limited, a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp, Investcorp IWO Limited Partnership, a Cayman Islands limited partnership in which Investcorp both owns a majority economic ownership interest and is the sole general partner and the Managed Entities (as defined below) (together with certain other former IWO stockholders).

Item 5.           Interest in Securities of the Issuer

     (a) (i) See Cover Page for Investcorp, Items 11 and 13. Investcorp does not directly own any shares of common stock of the Company. The number of shares of common stock shown as beneficially owned by Investcorp includes all of the shares beneficially owned by Investcorp Investment Equity Limited, a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp, and by Investcorp IWO Limited Partnership, a Cayman Islands limited partnership in which Investcorp both owns a majority economic ownership interest and is the sole general partner. Investcorp owns no stock in Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, Alloway Limited, Carrigan Limited, Frankfort Limited or Paugus Limited (collectively, the "Managed Entities") or the beneficial owners of these entities. Each of Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, Alloway Limited, Carrigan Limited, Frankfort Limited and Paugus Limited is a Cayman Islands corporation. Investcorp may be deemed to share beneficial ownership of the shares of common stock held by these entities because the entities or their stockholders or principals have entered into revocable management services or similar agreements (the "Management Agreements") with an affiliate of Investcorp pursuant to which each of such entities or their stockholders or principals has granted such affiliate the authority to direct the voting and disposition of the common stock owned by such entity for so long as such agreement is in effect. The number of shares shown to be beneficially owned by Investcorp includes 48,353 shares of common stock that are issuable upon exercise of a warrant held by Investcorp IWO Limited Partnership.

     The aggregate percentage of shares of common stock reported in Item 13 of the Cover Page is based upon the sum of the following: (i) 27,933,465 shares of Class A Common Stock and 56,460,144 shares of Class B Common Stock outstanding as of March 1, 2002, as reported by the Company in its definitive proxy statement filed on March 22, 2002; (ii) 5,395,615 shares of Class A Common Stock issued in the Company's acquisition of Georgia PCS Management, LLC on March 8, 2002, as reported by the Company in its Current Report on Form 8-K filed on March 21, 2002; and (iii) 3,982,848 shares of common stock estimated to be issued in the Company's acquisition of IWO Holdings, Inc. on April 1, 2002. On April 1, 2002, the Company's Class A Common Stock and Class B Common Stock were reclassified as one class of common stock. Shares issuable upon exercise of the warrant held by Investcorp IWO Limited Partnership are included in this calculation.

     (ii) See Cover Page for Sipco, Items 11 and 13. Sipco does not directly own any shares of common stock of the Company. The shares of common stock listed as beneficially owned by Sipco are the shares of common stock that Investcorp may be deemed to beneficially own. Sipco may be deemed to control Investcorp through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp.

     The aggregate percentage of shares of common stock reported in Item 13 of the Cover Page is based upon the sum of the following: (i) 27,933,465 shares of Class A Common Stock and 56,460,144 shares of Class B Common Stock outstanding as of March 1, 2002, as reported by the Company in its definitive proxy statement filed on March 22, 2002; (ii) 5,395,615 shares of Class A Common Stock issued in the Company's acquisition of Georgia PCS Management, LLC on March 8, 2002, as reported by the Company in its Current Report on Form 8-K filed on March 21, 2002; and (iii) 3,982,848 shares of common stock estimated to be issued in the Company's acquisition of IWO Holdings, Inc. on April 1, 2002. On April 1, 2002, the Company's Class A Common Stock and Class B Common Stock were reclassified as one class of common stock. Shares issuable upon exercise of the warrant held by Investcorp IWO Limited Partnership are included in this calculation.

     To the best knowledge of Investcorp and Sipco, none of the persons identified on Schedule 1, directly or indirectly, has the sole or shared power to direct the voting or disposition of any shares of common stock of the Company.

     (b) (i) See Cover Page for Investcorp, Items 7 through 10. Investcorp indirectly has voting and investment control over all of the 4,978 and 4,936,445 shares beneficially owned by Investcorp Investment Equity Limited, a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp, and by Investcorp IWO Limited Partnership, a Cayman Islands limited partnership in which Investcorp both owns a majority economic ownership interest and is the sole general partner, respectively. The number of shares shown to be beneficially owned by Investcorp includes 48,353 shares of common stock that are issuable upon exercise of a warrant held by Investcorp IWO Limited Partnership. Investcorp owns no stock in the Managed Entities or the beneficial owners of these entities. Investcorp may be deemed to share beneficial ownership of the 1,863,000 shares of voting stock held by these entities because the entities or their stockholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of such entities or their stockholders or principals has granted such affiliate the authority to direct the voting and disposition of the common stock owned by such entity for so long as such agreement is in effect.

     Schedule 2 sets forth the name, place of organization, principal business, address of principal business and address of principal office for each of the Managed Entities with which Investcorp may be deemed to share voting or dispositive power with respect to the common stock. To the best knowledge of Investcorp and Sipco, during the last five years none of these Managed Entities has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Managed Entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (ii) See Cover Page for Sipco, Items 7 through 10. Sipco does not directly own any shares of common stock of the Company. The shares of common stock listed as beneficially owned by Sipco are the shares of common stock that Investcorp may be deemed to beneficially own. Sipco, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

     (c) None.

     (d) Other than Investcorp, Sipco and the record holders of the shares of common stock beneficially owned by Investcorp and Sipco, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Company beneficially owned by Investcorp and Sipco.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     (a) Nomination of Directors Pursuant to Merger Agreement

     Pursuant to the Merger Agreement, at the effective time of the Merger, the Company appointed one member of its board of directors designated by Investcorp for a term to expire at the Company's 2004 annual meeting of stockholders, such appointment to take effect at the next meeting of the Company's board of directors or other board action to occur after the effective time of the merger.

     Pursuant to the Merger Agreement, at any meeting of the Company's stockholders held after the merger for the purpose of electing directors of the Company, Investcorp will be entitled to nominate, and the Company will cause to be nominated and will use its reasonable best efforts to cause to be elected, directors as follows:

     --- for so long as Investcorp Investment Equity Limited, Investcorp IWO Limited Partnership and the Managed Entities (together with certain other former IWO stockholders) own 75% or more of the common stock of the Company received by them in the merger and 12% or more of the issued and outstanding common stock of the Company, the greater of one director or one third of the Company's board (rounding down to the nearest whole number);

     --- for so long as Investcorp Investment Equity Limited, Investcorp IWO Limited Partnership and the Managed Entities (together with certain other former IWO stockholders) own 40% or more of the common stock of the Company received by them in the merger and less than 12% but more than 6% of the issued and outstanding common stock of the Company, two directors; and

     --- for so long as Investcorp Investment Equity Limited, Investcorp IWO Limited Partnership and the Managed Entities (together with certain other former IWO stockholders) owns 20% or more of the common stock of the Company received by them in the merger, one director unless the board already includes a director nominated by IWO or by Investcorp and that director is not up for election.

     The Company has agreed to appoint at least one director nominated by IWO or by Investcorp to any executive or other committee to which the Company's board has delegated power and authority with respect to business matters generally if there are any directors serving on the Company's board appointed by IWO or by Investcorp.

         (b)      Standstill Agreement

     At the time the Merger Agreement was signed, each of Investcorp Investment Equity Limited, Investcorp IWO Limited Partnership, the Managed Entities and certain other former IWO stockholders entered into a Standstill Agreement with the Company. A copy of the Standstill Agreement is attached as Exhibit (b) to this Schedule 13D. The Standstill Agreement provides that, for two years after the effective time of the merger, the parties to the Standstill Agreement and their affiliates will not:

     ---      increase their ownership in the Company's voting securities;

     --- knowingly transfer the Company's voting securities to any person or group which would immediately thereafter beneficiallyown more than 15% of the outstanding voting securities of the Company;

     --- deposit any of the Company's voting securities into a voting trust or otherwise transfer control of the voting rights of such securities;

     --- initiate or propose any stockholder proposal or action, solicit proxies within the meaning of Regulation 14A under the Securities Exchange Act with respect to the voting of the Company's securities, become a participant in a solicitation within the meaning of Regulation 14A in any election contest with respect to the Company's directors, or make any public statement relating to any of these matters, unless the Company is in breach of its obligations under the Merger Agreement with respect to the appointment of directors by IWO and by Investcorp Investment Equity Limited, Investcorp IWO Limited Partnership and the Managed Entities (together with certain other entities);

     --- form, join or participate in a group within the meaning of the regulations under Section 13(d) of the Securities Exchange Act with respect to acquiring, disposing of or voting the Company's voting securities; or

     --- initiate or make any public statement relating to any tender or exchange offer for any of the Company's securities or of the Company's subsidiaries or any business combination, recapitalization, restructuring, liquidation or dissolution involving the Company or any of its subsidiaries.

     The Standstill Agreement does not prohibit transfers of the Company's voting securities to an affiliate of the signing former IWO stockholder if the affiliate agrees in writing to be bound by the agreement, transfers pursuant to a bona fide underwritten public offering, transfers to a registered investment company or transfers to any stockholder of the Company who beneficially owns 10% or more of the outstanding voting securities of the Company on the date of the Standstill Agreement.

     (c) Registration Rights Agreement

     At the effective time of the merger, each of Investcorp Investment Equity Limited, Investcorp IWO Limited Partnership and the Managed Entities, certain other former IWO stockholders, and certain existing stockholders of the Company entered into a Registration Rights Agreement with the Company. A copy of the Registration Rights Agreement is attached as Exhibit (c) to this Schedule 13D. The Registration Rights Agreement allows specified persons to require the Company to register the offer and sale of their shares of the Company's common stock under the Securities Act. These persons are former IWO securityholders (including Investcorp Investment Equity Limited, Investcorp IWO Limited Partnership and the Managed Entities), members of the Company's founding family and persons related to them, persons who acquired the Company's shares in the Company's acquisition of Georgia PCS Management, LLC, and persons to whom the persons mentioned above transfer shares other than through a sale in the public market.

     The  Registration   Rights  Agreement  requires  the  Company  to  complete
registrations for the following offerings:

     --- An underwritten public offering of at least $50 million, if requested by specified former IWO stockholders in time for the offering to be completed within 120 days after the merger.

     --- One public offering (or two public offerings if the underwritten public offering described above is not completed) that may be requested within four years after the merger by specified former IWO stockholders or, under specified circumstances, other holders of the Company's shares. The Company is not required to file for such an offering before January 1, 2003 if the underwritten offering mentioned above has been consummated. If that underwritten offering has not been consummated, the Company is not required to file for such an offering sooner than 180 days after the merger. Such an offering can be an underwritten public offering only if it would exceed $25 million in size.

     --- A "shelf" offering that the Company will have to file within four months after the merger if specified former IWO stockholders request that the Company does so. This shelf offering is a registration that will permit the stockholders whose shares are included to sell them whenever they want for a period of up to three years after the time the registration statement becomes effective. These sales may be made in various manners except that they may not be made in an underwritten offering.

     Only the former IWO stockholders who are parties to the Registration Rights Agreement and certain persons to whom they may transfer their shares will be permitted to include their shares of the Company in a "shelf" offering. All of the persons who are entitled to the benefits of the Registration Rights Agreement, including members of the Company's founding family and their related interests, are permitted to include shares in the other public offerings. The total requests to include shares in an underwritten public offering may exceed the number that the underwriters conclude is the maximum number of shares that can be included without adversely affecting the success of the offering. In that case, the Registration Rights Agreement provides for which shares are to be included. Generally:

     --- 85% of the maximum number of shares may be allocated to former IWO stockholders, other than certain founding stockholders of IWO, and to persons who acquired the Company's shares in the Company's acquisition of Georgia PCS Management, LLC. They will share this allocation generally in proportion to their ownership of the Company's shares.

     --- 7.5% of the maximum shares may be allocated to certain founding stockholders of IWO, who will share this allocation generally in proportion to their ownership of the Company's shares.

     --- 7.5% of the maximum shares may be allocated to the Company's founders and their related interests, as they may determine.

     If any unallocated shares remain after applying these allocations, the Company or anyone specified by the Company can include shares in these underwritten offerings. If there still are unallocated shares remaining, they are allocated proportionately to all persons whose shares are included.

     The offerings described above are offerings for which the Company can be required to file registration statements by the specified persons. The persons who benefit from the Registration Rights Agreement also have the right to include their shares in any registration statement the Company may file within three years after the merger to offer and sell shares for the Company's own account, other than in connection with acquisitions or employee benefit plans, or for the account of any other stockholder who has the right to compel the Company to file a registration statement, other than The 1818 Fund III, L.P. If this kind of registration statement involves an underwritten public offering and the underwriters conclude that the number of shares requested to be included exceeds the maximum number of shares that can be included without adversely affecting the success of the offering, all of the shares which the Company is selling for its own account will be included first. If unallocated shares remain, they will be allocated to the persons entitled to the benefits of the Registration Rights Agreement according to the same allocation method described above for registrations that are requested under the Registration Rights Agreement.

     The Company will be entitled to select the managing underwriter for any underwritten offerings that it must file under the Registration Rights Agreement, and the former IWO stockholders are entitled to select a co-managing underwriter. The Company and the former IWO stockholders must make these selections with the reasonable approval of the other. The Company will pay all expenses of registering shares for the persons entitled to the benefits of the Registration Rights Agreement, except for underwriting commissions, transfer taxes or out-of-pocket expenses. The Company will pay the fees and expenses of one lawyer for all of such persons. Also, the Company's founders and their related interests will have to pay their own expenses if the Company requires them to do that.

     Each stockholder who includes shares in any underwritten offering that the Company is required to file under the Registration Rights Agreement, and certain other persons, will agree not to effect any sale or distribution of any equity security, or any security convertible into or exchangeable or exercisable for any equity security, of the Company, other than as part of the underwritten public offering, during a period of up to 90 days following, the completion of the underwritten public offering.

     The Registration Rights Agreement will prohibit the Company for three years after the merger from providing to any other person registration rights that are more favorable than or interfere with the rights granted to the former IWO stockholders under the Registration Rights Agreement.

Item 7.           Material to be Filed as Exhibits

     (a) Agreement and Plan of Merger, dated as of December 19, 2001, among US Unwired Inc., Northeast Unwired Inc. and the Company (incorporated by reference to Annex A to the proxy statement/prospectus filed as part of Amendment No. 1 to US
                Unwired  Inc.'s  Registration   Statement  on  Form  S-4,
                registration  no. 333-81928, filed on February 11, 2002)

     (b) Standstill Agreement, dated as of December 19, 2001, among US Unwired Inc. and Alloway Limited, Carrigan Limited, Frankfort Limited, Paugus Limited, Equity IWO Limited, Wireless IIP Limited, Wireless Equity Limited, Wireless Holdings Limited,
                Wireless Investments Limited, IWO Equity Limited, IWO Investments Limited, Cellular Equity Limited, Mobile Holdings Limited, Wireless International Limited, New IWO Equity Limited, New Wireless IIP Limited, New Equity IWO Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, Investcorp Investment Equity Limited and Investcorp IWO Limited Partnership (incorporated by reference to Annex G to the proxy statement/prospectus filed as part of Amendment No. 1 to US Unwired Inc.'s Registration Statement on Form S-4, registration no. 333-81928, filed on February 11, 2002)

     (c) Registration Rights Agreement, among US Unwired Inc. and Investcorp IWO Limited Partnership, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, Investcorp Investment Equity Limited,
                Alloway Limited,   Carrigan  Limited,   Frankfort  Limited,
                Paugus  Limited,   Wireless International  Limited,  Wireless
                Equity Limited, Wireless Holdings Limited, Wireless Investments Limited, IWO Equity Limited, IWO Investments Limited, Cellular Equity Limited, Mobile Holdings Limited, Wireless IIP Limited, Equity IWO Limited, New IWO Equity Limited, New Wireless IIP Limited, New Equity IWO Limited, Odyssey Investment Partners Fund, LP, Odyssey Coinvestors, LLC, Paribas North America Inc., TCW/Crescent Mezzanine Trust II, TCW/Crescent Mezzanine Partners II, LP, TCW/Crescent Leveraged Income Trust, LP, TCW/Crescent Leveraged Income Trust II, LP, TCW/Crescent Leveraged Income Trust IV, LP, Solon Kandel, J.K. Hage III, Steven Nielsen, Delhi PCS Inc., Dry Brook Holdings LLC, MTC North Inc., Newport PCS Inc., Finger Lakes Technologies Group Inc., Adirondack Capital LLC, Cerberus Investments LP, Charles Lane and the Henning Family Members (as defined therein)
                (incorporated   by  reference  to  Annex  H  to  the  proxy
                statement/prospectus filed as part of Amendment No. 1 to US Unwired Inc.'s Registration Statement on Form S-4, registration no. 333-81928, filed on February 11, 2002)

     (d) Joint Filing Agreement, dated April 11, 2002, among Investcorp and Sipco

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INVESTCORP S.A.

                                          By: /s/ Gary S. Long
                                             -----------------------------------
                                          Name: Gary S. Long
                                          Title: Authorized Representative

Dated:  April 11, 2002

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SIPCO LIMITED

                                          By: /s/ Gary S. Long
                                             -----------------------------------
                                          Name: Gary S. Long
                                          Title: Authorized Representative

Dated:  April 11, 2002

                                   SCHEDULE 1

           Identity and Background of Directors and Executive Officers of Reporting Persons and Item 2(d) Information



                                 INVESTCORP S.A.
                                    DIRECTORS


                      Present
    Name              Business Address   Principal Occupation        Citizenship
--------------------------------------------------------------------------------
Abdul-Rahman Salim    P.O. Box 848       Personal Advisor to H.H.        Kuwaiti
Al-Ateeqi             Safat 13009        the Amir of the State of
                      Kuwait             Kuwait

                                         Chairman of Bahrain
                                         Middle East Bank

Omar A. Aggad         P.O. Box 2256      Chairman and President of         Saudi
                      Riyadh 11451       Aggad Investment Co.
                      Kingdom of Saudi
                      Arabia

Easa Saleh Al Gurg    P.O. Box 325       Ambassador of the United         U.A.E.
                      Dubai              Arab Emirates to the Court
                      United Arab        of St. James's and the
                      Emirates           Republic of Ireland

                                         Chairman, Easa Saleh Al
                                         Gurg Group of Companies,
                                         Dubai, a major trading house

                                         Chairman, Arabian Explosives
                                         Co LLC, a manufacturer of
                                         industrial explosives

                                         Chairman, Al Gurg Leight's
                                         Paints LLP, a manufacturer of
                                         decorative and industrial
                                         paints

                                         Chairman, Gulf Metal
                                         Foundry LLC, a
                                         manufacturer of carbon,
                                         steel, stainless
                                         steel, manganese steel,
                                         and SG iron castings

                                         Chairman, Al Gurg Lever LLC,
                                         a foodstuffs and consumer
                                         goods company

                                         Chairman, Al Gurg Fosroc LLC,
                                         a manufacturer of
                                         construction chemicals

                                         Director, Emirates
                                         International, Dubai

                                         Deputy Chairman, National
                                         Bank of Fujairah

                                         Director, Egyptian British
                                         Bank, Cairo

                                         Director, Emirates Bank
                                         International PJSC

Ahmed Abdullah Al     P.O. Box 76        Chairman, Mannai                 Qatari
Mannai                Doha               Corporation Ltd.
                      Qatar
                                         Chairman, Ahmed Mannai
                                         & Co. (QSC)

Abdulaziz A. Al-      P.O. Box 222       Chairman of Rolaco
Sulaiman              Jeddah 21411       Saudi Trading
                      Kingdom of         and Contracting
                      Saudi Arabia

Khalid Rashid Al      P.O. Box 5553      Group Chairman, Al Zayani      Bahraini
Zayani                Manama             Investments Group of
                      Bahrain            Companies

Hussain Ibrahim       P.O. Box 63        Chairman, Alfardan Group         Qatari
Al-Fardan             Doha               of Companies (Holdings)
                      Qatar              WLL

Nasser Ibrahim        P.O. Box 4354      Chairman, Rashid Engineering      Saudi
Al-Rashid             Riyadh 11491
                      Kingdom of Saudi
                      Arabia

Abdul Rahman Ali      P.O. Box 718       Chairman and CEO, A.A.            Saudi
Al-Turki              Dammam 31421       Turki Group of Companies
                      Kingdom of Saudi
                      Arabia             Chairman and CEO, ATCO
                                         Development, Inc.

                                         Chairman and CEO, ATCO
                                         Development Ltd., London,
                                         UK

Mohammed Abdullah     P.O. Box 285       Chairman, A.H. Al-Zamil        Bahraini
Al-Zamil              Manama             Group of Companies
                      Bahrain

Abdullah Mohamed      P.O. Box 1555      Chairman, Reza Investment         Saudi
Alireza               Jeddah 21441       Co., a water resources
                      Kingdom of Saudi   development, sports and
                      Arabia             leisure, and retail
                                         distribution company

                                         Chairman, Reza Food Services
                                         Co., a McDonalds franchise in
                                         Western Province, Saudi Arabia

                                         Chairman, International
                                         Chemical Industries & Trading
                                         Co.

                                         Vice Chairman of the
                                         Supervisory Board, Haji
                                         Abdullah Alireza & Co.

Abdullah Taha Bakhsh  P.O. Box 459       Chairman, TRACO (Trading,         Saudi
                      Jeddah 21411       Engineering & Contracting
                      Kingdom of Saudi   Corporation), a holding
                      Arabia             company

                                         Chairman, TRACO (Real
                                         Estate), a marketing
                                         and wholesaling of
                                         lands, real estate
                                         development and
                                         property management
                                         company

                                         Chairman, TRACO
                                         (Engineering), a civil
                                         contracting, concrete
                                         and steel structural
                                         renovation, marine and
                                         deep sea engineering
                                         company

                                         Chairman, TRACO (Hotels),
                                         a hotel ownership and
                                         management company

Faraj Ali Bin         P.O. Box 203       President, Bin Hamoodah          U.A.E.
Hamoodah              Abu Dhabi          Group of Companies
                      United Arab
                      Emirates

Mustafa Jassim        P.O. Box 1287      Chairman, Boodai Corporation    Kuwaiti
Boodai                Safat 13013
                      Kuwait

Mohammed Yousef       P.O. Box 113       Chairman, Mohammed Jalal &     Bahraini
Jalal                 Manama             Sons Group of Companies, a
                      Bahrain            trading and contracting group

Nemir Amin Kirdar     Investcorp House   President and CEO of           Bahraini
                      P.O. Box 5340      Investcorp Bank, E.C.
                      Manama
                      Bahrain

Abdul Aziz Jassim     P.O. Box 37        Deputy Chairman and Deputy        Saudi
Kanoo                 Dammam 31411       CEO , Yusuf Bin Ahmed Kanoo
                      Kingdom of Saudi   Group, Saudi Arabia
                      Arabia
                                         Chairman, Saudi Arabian
                                         Industrial & Trading Est.

                                         Chairman, Baroid (Saudi
                                         Arabia) Ltd.

                                         Chairman, Saudi Arabian Lube
                                         Additives Co. Ltd.

                                         Chairman, Key Communications
                                         Development Ltd.

                                  SIPCO LIMITED
                                    DIRECTORS


                      Present
    Name              Business Address   Principal Occupation        Citizenship
--------------------------------------------------------------------------------
Hussain Ibrahim       P.O. Box 63        Chairman, Alfardan Group         Qatari
Al-Fardan             Doha               of Companies (Holdings)
                      Qatar              WLL

Mohammed Yousef       P.O. Box 113       Chairman, Mohammed Jalal &     Bahraini
Jalal                 Manama             Sons Group of Companies, a
                      Bahrain            trading and contracting group

Nemir Amin Kirdar     Investcorp House   President and CEO of           Bahraini
                      P.O. Box 5340      Investcorp Bank, E.C.
                      Manama
                      Bahrain

Abdul-Rahman Salim    P.O. Box 848       Personal Advisor to H.H.        Kuwaiti
Al-Ateeqi             Safat 13009        the Amir of the State of
                      Kuwait             Kuwait

                                         Chairman of Bahrain
                                         Middle East Bank

Abdul Aziz Jassim     P.O. Box 37        Deputy Chairman and Deputy        Saudi
Kanoo                 Dammam 31411       CEO , Yusuf Bin Ahmed Kanoo
                      Kingdom of Saudi   Group, Saudi Arabia
                      Arabia
                                         Chairman, Saudi Arabian
                                         Industrial & Trading Est.

                                         Chairman, Baroid (Saudi
                                         Arabia) Ltd.

                                         Chairman, Saudi Arabian Lube
                                         Additives Co. Ltd.

                                         Chairman, Key Communications
                                         Development Ltd.

Lawrence B. Kessler   P.O. Box 5340      Chief Administrative Officer     U.S.A.
                      Manama             of Investcorp S.A.
                      Bahrain

Gary S. Long          P.O. Box 5340      Chief Financial Officer of       U.S.A.
                      Manama             Investcorp S.A.
                      Bahrain

                                 INVESTCORP S.A.
                               EXECUTIVE OFFICERS


                      Present
    Name              Business Address   Principal Occupation        Citizenship
--------------------------------------------------------------------------------
Nemir Amin Kirdar     P.O. Box 5340      President and CEO of           Bahraini
                      Manama             Investcorp Bank, E.C.
                      Bahrain

Lawrence B. Kessler   P.O. Box 5340      Chief Administrative Officer     U.S.A.
                      Manama             of Investcorp S.A.
                      Bahrain

Gary S. Long          P.O. Box 5340      Chief Financial Officer of       U.S.A.
                      Manama             Investcorp S.A.
                      Bahrain

Salman A. Abbasi      P.O. Box 5340      Secretary of Investcorp S.A.     U.S.A.
                      Manama
                      Bahrain

                                  SIPCO LIMITED
                               EXECUTIVE OFFICERS


                          Present
    Name       Poition    Business Address     Principal Occupation  Citizenship
--------------------------------------------------------------------------------
Paget-Brown    Secretary  West Wind Building   Providing Corporate       Cayman
& Company Ltd.            P.O. Box 1111        Management Services       Islands
                          Harbour Drive
                          George Town,
                          Grand Cayman, Cayman
                          Islands, B.W.I.

                                   SCHEDULE 2

           Information Regarding Investcorp Investment Equity Limited, Investcorp IWO Limited Partnership and the Managed Entities



                                                    Place of       Principal
    Name                 Address                    Organization   Business
--------------------------------------------------------------------------------
Investcorp Investment    West Wind Building         Cayman       Passive Holding
Equity Limited           P.O. Box 1111              Island            Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Investcorp IWO Limited   West Wind Building         Cayman       Passive Holding
Partnership              P.O. Box 1111              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Ballet Limited           West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Denary Limited           West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Gleam Limited            West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Highlands Limited        West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Noble Limited            West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Outrigger Limited        West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Quill Limited            West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Radial Limited           West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Shoreline Limited        West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Zinnia Limited           West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Alloway Limited          West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Carrigan Limited         West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Frankfort Limited        West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

Paugus Limited           West Wind Building         Cayman       Passive Holding
                         P.O. Box 2197              Islands           Company
                         Harbour Drive
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit
Number          Exhibit
-------         -------

 (d)            Joint Filing Agreement, dated April 11, 2002, between
                Investcorp and Sipco

                                                                     Exhibit (d)

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $0.01 per share, of US Unwired Inc. This Joint Filing Agreement shall be filed as an exhibit to the Statement on Schedule 13D.

                                            INVESTCORP S.A.

                                            By: /s/ Gary S. Long
                                               ---------------------------------
                                            Name: Gary S. Long
                                            Title: Authorized Representative

Dated:  April 11, 2002

                                            SIPCO LIMITED

                                            By: /s/ Gary S. Long
                                               ---------------------------------
                                            Name: Gary S. Long
                                            Title: Authorized Representative

Dated:  April 11, 2002